Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Fixed Charges and Preferred Dividends

	Year Ended December 31,
(in thousands, except ratios)	2017		2016		2015		2014
Loss before income taxes	$(10,258)		$(15,041)		$(14,712)		$(19,253)
Interest expense	2,529		1,818		3,240		5,466
Rental expense attributable to interest	3		4		5		3
Earnings	$(7,726)		$(13,219)		$(11,467)		$(13,784)

Interest expense	2,529		$1,818		$3,240		$5,466
Capitalized interest	—		—		—		—
Rental expense attributable to interest	3		4		5		3
Fixed charges	$2,532		$1,822		$3,245		$5,469

Preferred dividend – cash	975		—		—		—
Preferred dividend – paid-in-kind	6,156		—		—		—
Preferred dividend – deemed	8,252		—		—		—
Preferred stock dividends	$15,383		$—		$—		$—

Ratio of earnings to fixed charges (a)		(c)		(c)		(c)		(c)

Ratio of earnings to fixed charges and preferred stock dividends (b)		(d)		(d)		(d)		(d)

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of interest; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of interest.

(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of interest; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of interest and preferred stock dividends.

(c)	Due to Rosehill Operating’s loss before income taxes for the years ended December 31, 2017, 2016, 2015 and 2014, the ratio coverage was less than 1:1. To achieve ratio coverage of 1:1, the Company would have needed additional earnings of approximately $10.3 million, $15.0 million, $14.7 million and $19.3 million for the years ended December 31, 2017, 2016, 2015 and 2014, respectively.
(d)	Due to Rosehill Operating’s loss before income taxes for the years ended December 31, 2017, 2016, 2015 and 2014, the ratio coverage was less than 1:1. To achieve ratio coverage of 1:1, the Company would have needed additional earnings of approximately $25.6 million, $15.0 million, $14.7 million and $19.3 million for the years ended December 31, 2017, 2016, 2015 and 2014, respectively.